MORGAN STANLEY S&P 500 INDEX FUND

Item 77E			Legal Proceedings


On August 6, 2003, a complaint was filed in the United States District Court for the Southern
District of New York by a shareholder of Morgan Stanley S&P 500 Index Fund (the Fund) on behalf of the Fund against Morgan Stanley
Investment Advisors Inc. and Morgan Stanley
Distributors Inc. (collectively, the Defendants) alleging breach of fiduciary duty in respect of the Defendants compensation. Plaintiff alleges the Fund trustees are not independent as required and seeks a declaration that the investment management and distribution agreements between the Fund and the Defendants are void. Plaintiff also alleges that the investment management and distribution fees were excessive and seeks damages equivalent to the investment management and distribution fees paid to the Defendants. The
Defendants believe that the lawsuit has no merit
 and have moved to dismiss the action. The ultimate course of this matter is not presently determinable and no provision has been made in the Fund s financial statements for the effect, if any, of such matters.